UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. **)*

ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
293792-10-7
(CUSIP Number)
Richard H. Bachmann
1100 Louisiana Street, 10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This Schedule 13D includes amendments to prior Schedule 13Ds made by reporting persons as further explained in Item 1.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Randa Duncan Williams

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		338,282,915 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

338,282,915 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

338,282,915 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.5%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the Dan Duncan LLC Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,865,087

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		40,865,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,865,087

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.9%

14	TYPE OF REPORTING PERSON

	IN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Voting Trustees of the EPCO, Inc. Voting Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		285,934,349 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

285,934,349 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

285,934,349 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.2%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Estate of Dan L. Duncan, Deceased

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		2,609,783

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		22,252,715

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,609,783

WITH	10	SHARED DISPOSITIVE POWER

		22,252,715

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	24,862,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.0%

14	TYPE OF REPORTING PERSON

	OO – estate
1 Numbers reported on this page exclude all Common Units beneficially owned by the Dan Duncan LLC Voting Trust and the EPCO, Inc. Voting Trust. The Estate of Dan L. Duncan (the “Estate”) disclaims beneficial ownership of such Common Units. Additionally, Dr. Ralph S. Cunningham and Richard H. Bachmann, each independent co-executors of the Estate, disclaim beneficial ownership of all interests held by the Estate.

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Delaware General, LLC 54-2093698

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		136,772,875

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		136,772,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	136,772,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.4%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings L.P.) 54-2093702

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		136,772,875

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		136,772,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	136,772,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	16.4%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.) 51-0371329

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		262,430,342 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

262,430,342 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

262,430,342 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO Holdings, Inc. 20-2936507

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		270,169,524 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

270,169,524 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

270,169,524 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.4%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EPCO/Fantome, LLC 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		270,169,524 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

270,169,524 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

270,169,524 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.4%

14	TYPE OF REPORTING PERSON

OO — limited liability company

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Company (formerly EPCO, Inc.) 74-1675622

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		270,692,830 (including 4,520,431 Class B Units)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

270,692,830 (including 4,520,431 Class B Units)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

270,692,830 (including 4,520,431 Class B Units)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.4%

14	TYPE OF REPORTING PERSON

CO

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dan Duncan LLC 76-0516773

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,865,087

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		40,865,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,865,087

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.9%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI Holdings, LLC 20-2133514

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,844,206

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		40,844,206

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,844,206

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.9%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DFI GP Holdings L.P. 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,844,206

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		40,844,206

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,844,206

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.9%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise Products Holdings LLC (formerly named EPE Holdings, LLC) 13-4297068

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,881

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		20,881

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,881

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Enterprise GP Holdings L.P. (predecessor to Enterprise ETE LLC) 20-2133626

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	PN

SCHEDULE 13D

CUSIP No.	293792-10-7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DD Securities LLC 26-1585743

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,011,196

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		7,011,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,011,196

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐ N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	Less than 1%

14	TYPE OF REPORTING PERSON

	OO — limited liability company

Item 1. Security and Issuer.
     This Schedule 13D relates to the common units (the “Common Units”) and Class B Units (the “Class B Units,” and together with the Common Units, the “Units”) representing limited partner interests in Enterprise Products Partners L.P., a Delaware limited partnership (the “Issuer” or “EPD”), whose principal offices are located at 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     This Schedule 13D represents (i) Amendment No. 14 to the Schedule 13D originally filed by certain reporting persons with the Commission on August 14, 2003, as amended by Amendment No. 1 thereto, filed September 15, 2003, Amendment No. 2 thereto, filed December 19, 2003, Amendment No. 3 thereto, filed June 2, 2004, Amendment No. 4 thereto, filed August 20, 2004, Amendment No. 5 thereto, filed on April 13, 2005, Amendment No. 6 thereto, filed on February 15, 2007, Amendment No. 7 thereto, filed on February 29, 2008, Amendment No. 8 thereto, filed on April 29, 2009, Amendment No. 9 thereto, filed on June 30, 2009, Amendment No. 10 thereto, filed on September 10, 2009, Amendment No. 11 thereto, filed on November 5, 2009, Amendment No. 12 thereto filed on May 19, 2010 and Amendment No. 13 thereto, filed on September 15, 2010 (the “Original Schedule 13D”) and (ii) Amendment No. 3 to the Schedule 13D originally filed by other reporting persons with the Commission on April 8, 2010 following the death of Dan L. Duncan on March 29, 2010, as amended by Amendment No. 1 thereto, filed May 19, 2010 and Amendment 2 thereto, filed on September 15, 2010 (the “Duncan Trustee Schedule 13D”).
Item 2. Identity and Background.
     Item 2 of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended and restated to read in its entirety as follows:
     This Schedule 13D is being filed by: (i) Randa Duncan Williams, a citizen of the United States of America residing in Houston, Texas (“Ms. Williams”); (ii) the voting trustees (the “DD LLC Trustees”) of the Dan Duncan LLC Voting Trust (the “DD LLC Voting Trust”) pursuant to the Dan Duncan LLC Voting Trust Agreement by and among Dan Duncan LLC, Dan L. Duncan as the sole member and Dan L. Duncan as the initial voting trustee (the “DD Trust Agreement”); (iii) the voting trustees (the “EPCO Trustees”) of the EPCO, Inc. Voting Trust (the “EPCO Voting Trust”) pursuant to the EPCO, Inc. Voting Trust Agreement, by and among EPCO, Inc., Dan L. Duncan as the shareholder and Dan L. Duncan as the initial voting trustee (the “EPCO Trust Agreement”); (iv) the estate of Dan L. Duncan (the “Estate”) by the independent co-executors of the Estate (the “Executors”); (v) DFI Delaware General, LLC, a Delaware limited liability company (“DFIDG”); (vi) DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings L.P.), a Delaware limited partnership (“DFIDH”); (vii) Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.), a Delaware corporation (“DFI”); (viii) EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”); (ix) EPCO/Fantome, LLC, a Delaware limited liability company (“EPCO/Fantome”); (x) Enterprise Products Company (formerly EPCO, Inc.), a Texas corporation (“EPCO”); (xi) Dan Duncan LLC, a Texas limited liability company (“DD LLC”); (xii) DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”); (xiii) DFI GP Holdings, L.P., a Delaware limited partnership (“DFI GP Holdings”); (xiv) Enterprise Products Holdings LLC (formerly named EPE Holdings, LLC), a Delaware limited liability company (“EPE GP”); (xv) Enterprise GP Holdings L.P. (predecessor to Enterprise ETE LLC), a Delaware limited partnership (“Holdings”) and (xvi) DD Securities LLC, a Texas limited liability company (“DD Securities,” and together with Ms. Williams, the DD LLC Trustees, the EPCO Trustees, the Estate, DFIDG, DFIDH, DFI, EPCO Holdings, EPCO/Fantome, EPCO, DD LLC, DFI Holdings, DFI GP Holdings, and EPE GP, the “Reporting Persons”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D or the Duncan Trustee Schedule 13D, as applicable.
     Ms. Williams is a voting trustee of each of the DD LLC Voting Trust and the EPCO Voting Trust, an independent co-executor of the Estate and a beneficiary of the Estate. Ms. Williams is currently Chairman, a Director of EPCO and a Director of EPE GP (the sole general partner of the Issuer). The business address of Ms. Williams is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The DD LLC Trustees are voting trustees that collectively hold record ownership of the sole membership interest in DD LLC, on behalf of the Estate as the economic owner of the membership interests succeeding Dan L.

Duncan. The voting trustees under the DD Trust Agreement consist of up to three trustees. The current DD LLC Trustees are: (1) Ms. Williams, a daughter of Dan L. Duncan; (2) Dr. Ralph S. Cunningham; and (3) Mr. Richard H. Bachmann. The DD LLC Trustees collectively obtained record ownership of the sole membership interest in DD LLC on March 29, 2010 as a result of the passing of Dan L. Duncan. The DD LLC Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the DD Trust Agreement and to reimbursement and indemnification. The DD Trust Agreement is governed by Texas law. The business address of the DD LLC Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The EPCO Trustees are voting trustees that collectively hold record ownership of a majority of the outstanding shares of Class A Common Stock, the only class of capital stock with voting rights (the “Class A Common Stock”), in EPCO, on behalf of the Estate as the economic owner succeeding Dan L. Duncan. The voting trustees under the EPCO Trust Agreement consist of up to three voting trustees. The current EPCO Trustees are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The EPCO Trustees collectively obtained record ownership of the Class A Common Stock of EPCO on March 29, 2010 as a result of the passing of Dan L. Duncan. The EPCO Trustees serve in such capacity without compensation, but they are entitled to incur reasonable charges and expense deemed necessary and proper for administering the EPCO Trust Agreement and to reimbursement and indemnification. The EPCO Trust Agreement is governed by Texas law. The business address of the EPCO Trustees is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     The independent co-executors of the Estate were appointed on April 27, 2010. The current independent co-executors of the Estate are: (1) Ms. Williams; (2) Dr. Cunningham; and (3) Mr. Bachmann. The business address of the Estate and the Executors is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     Dr. Cunningham is currently the Chairman and a Director of EPE GP. Dr. Cunningham is also a Vice Chairman and a Director of EPCO, and Executive Vice President and a Manager of DD LLC. Dr. Cunningham is a U.S. citizen.
     Mr. Bachmann is currently Chief Executive Officer, President, Chief Legal Officer and a Director of EPCO, and Executive Vice President, Chief Legal Officer, Secretary and a Manager of DD LLC. Mr. Bachmann is also a Director of EPE GP. Mr. Bachmann is a U.S. citizen.
     EPCO is an entity, a portion of whose capital stock is owned by the Estate through its ownership interest in the Class A Common Stock of EPCO. However, EPCO is controlled by the EPCO Trustees, who collectively hold a majority of the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and its General Partner. In addition, EPCO provides employees and management and administrative services to certain other affiliate entities, including Duncan Energy Partners L.P., a publicly traded Delaware limited partnership, and its general partner. EPCO’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO/Fantome is a wholly owned subsidiary of EPCO. EPCO/Fantome has no independent operations, and its principal function is to act as a financing subsidiary of EPCO in connection with certain real estate utilized by EPCO. EPCO/Fantome’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DFI is a wholly owned subsidiary of EPCO Holdings. DFI has no independent operations and its principal function is to directly and indirectly hold EPCO Holdings’ equity interests in the Issuer and DFI GP Holdings. DFI’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.
     DFIDG owns a 0.1% general partner interest in DFIDH. DFIDG has no independent operations, and its principal function is to hold general partner interests in DFIDH. DFIDG’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

     DFIDH is an indirect, wholly owned subsidiary of DFI. DFIDH has no independent operations and its principal function is to hold DFI’s indirect equity interest in the Issuer. The general partner of DFIDH is DFIDG, and the sole limited partner of DFIDH is DFI Delaware Limited, LLC, which are both wholly owned subsidiaries of DFI. DFIDH’s principal business and office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.
     DD LLC is an entity currently owned economically by the Estate. However, DD LLC is controlled by the DD LLC Trustees through their collective holding of the sole membership interest in DD LLC. DD LLC owns 100% of the membership interests in EPE GP. DD LLC also owns 100% of the membership interests in DFI Holdings, the sole general partner of DFI GP Holdings. DD LLC has no independent operations, and its principal functions are to directly and indirectly hold the membership interests in (i) EPE GP, (ii) DFI Holdings, and (iii) other personal investments of Dan Duncan now owned economically by the Estate. DD LLC’s principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DFI Holdings owns a 1.0% general partner interest in DFI GP Holdings. DFI Holdings and DFI GP Holdings have no independent operations, and their principal functions are to directly hold equity interests in the Issuer. DFI Holdings’ and DFI GP Holdings’ principal business addresses are 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     EPE GP is the former general partner of Holdings and, effective November 22, 2010, holds a non-economic general partner interest in the Issuer. EPE GP has no independent operations, and its principal function is to directly and indirectly hold general partner interests in the Issuer. EPE GP’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.
     DD Securities is an entity currently owned of record by the Estate, its sole member. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan now owned by the Estate. DD Securities’ principal business and office address is 1100 Louisiana Street, Suite 5200, Houston, Texas 77002.
     Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO/Fantome, EPCO Holdings, DFI and EPE GP, the managers and executive officers of DD LLC and DD Securities and the managers of DFIDG and the general partner of DFIDH (collectively, the “Listed Persons”). There are no directors, managers or executive officers for DFI Holdings, which is managed by its sole member, DD LLC.
     During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add each of the following paragraphs:
     In September 2010, EPCO acquired 523,306 Common Units from the Issuer as consideration for all the membership interests in Enterprise Products Transportation Company LLC pursuant to a Contribution Agreement dated September 30, 2010 by and between EPCO and the Issuer.
     In November 2010, DFIDH acquired 1,221,936 Common Units from the Issuer pursuant to the Issuer’s distribution reinvestment plan with cash distributed by the Issuer.
     As consideration for the Holdings MLP Merger (as defined below), all outstanding units (“Holdings Units”) representing limited partner interests in Holdings were converted into the right to receive Common Units based on an exchange ratio of 1.50 Common Units per Holdings unit. In connection with the Holdings GP Merger

(as defined below), the 2.0% general partner interest in the Issuer previously held by Enterprise Products GP, LLC (“Products GP”) was converted into a noneconomic general partner interest.
     The information set forth under Item 4 and the agreements filed as Exhibits 99.13, 99.14, 99.15 and 99.16 hereto are incorporated into this Item 3 by reference.
Item 4. Purpose of the Transaction.
     Item 4 of each of the Original Schedule 13D and the Duncan Trustee Schedule 13D is hereby amended to add the paragraphs below:
     The Issuer announced on November 22, 2010 the completion of its acquisition of Holdings. Pursuant to an Agreement and Plan of Merger, dated as of September 3, 2010 (the “Holdings MLP Merger Agreement”), by and among the Issuer, Products GP, Enterprise ETE LLC (“MergerCo”), Holdings and EPE GP, Holdings merged (the “Holdings MLP Merger”) with and into MergerCo with MergerCo surviving the merger. The Issuer completed the Holdings MLP Merger following approval of the Holdings MLP Merger by a majority of the Holdings unitholders entitled to vote on November 22, 2010.
     Pursuant to the Holdings MLP Merger Agreement and immediately prior to the effective time of the Holdings MLP Merger, Holdings’ previous partnership agreement was amended to provide for the transformation of the approximate 0.01% economic interest of the general partner in Holdings owned by EPE GP into 13,921 Holdings units, representing an approximate 0.01% limited partner interest in Holdings and a non-economic general partner interest in Holdings (the “transformation”) in accordance with the Fourth Amendment to the First Amended and Restated Agreement of Limited Partnership of Holdings.
     Immediately following the transformation and pursuant to the Holdings MLP Merger Agreement and the Agreement and Plan of Merger, dated as of September 3, 2010 (the “Holdings GP Merger Agreement” and, together with the Holdings MLP Merger Agreement, the “Holdings Merger Agreements”), by and among Products GP, Holdings and EPE GP, Products GP (a wholly owned subsidiary of Holdings immediately prior to the Holdings GP Merger) merged with and into Holdings with Holdings surviving the merger, and succeeding Products GP as the general partner of the Issuer (the “ Holdings GP Merger” and, together with the Holdings MLP Merger, the “Holdings Mergers”).
     Immediately following the Holdings GP Merger, at the effective time of the Holdings MLP Merger, Holdings merged with and into MergerCo with MergerCo surviving the merger as a wholly owned subsidiary of the Issuer. As a result of the Holdings MLP Merger and pursuant to the Holdings MLP Merger Agreement, EPE GP succeeded Holdings as the non-economic general partner of the Issuer and all outstanding Holdings units (other than Holdings units held by Holdings, the Issuer or their respective subsidiaries) were cancelled and converted into the right to receive Common Units based on an exchange rate of 1.5 Common Units per Holdings unit. No fractional Common Units will be issued in the Holdings MLP Merger, and Holdings unitholders will, instead, receive cash in lieu of fractional Common Units, if any. The 21,563,177 Common Units previously held by Holdings became treasury units and were cancelled by the Issuer immediately following the Holdings MLP Merger.
     The foregoing descriptions of the Holdings MLP Merger Agreement and the Holdings GP Merger are qualified in their entirety by reference to the full text of the agreements (including the annexes thereto), which are attached hereto as Exhibits 99.13, 99.14, 99.15 and 99.16, respectively, and incorporated herein by reference.
     Other than described above, none of the Reporting Persons has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.
Item 5. Interests in Securities of the Issuer.
     Item 5 of the Original Schedule 13D and the Duncan Trustee Schedule 13D are hereby amended and restated in their entirety as follows:

     (a) and (b) As set forth herein, Randa Duncan Williams may be deemed to have beneficial ownership of 338,282,915 Units (including 4,520,431 Class B Units), representing approximately 40.5% of the outstanding Units, including Units deemed beneficially owned through her indirect influence as one of three voting trustees controlling EPCO and DD LLC or as one of three independent co-executors of the Estate. Ms. Williams has shared voting and dispositive power over 338,282,915 Units (including 4,520,431 Class B Units) consisting of (i) the 40,865,087 Units beneficially owned by DD LLC, by virtue of her status as one of the DD LLC Trustees, (ii) the 270,692,830 Units beneficially owned by EPCO (including 4,520,431 Class B Units), by virtue of her status as one of the EPCO Trustees, (iii) 437,500 Common Units owned directly by a family trust for which Ms. Williams serves as a trustee, (iv) 1,312,500 Common Units owned directly by three family trusts for which Ms. Williams serves as a trustee but in which she has no pecuniary interest, (v) 112,500 Common Units owned directly by Alkek and Williams, Ltd., an affiliate of Ms. Williams and (vi) the 24,862,498 Common Units beneficially owned by the Estate, by virtue of her status as one of the independent co-executors of the Estate and, with respect to the 6,314,632 Common Units owned directly by the 1998 Trust and the 8,926,887 Common Units owned directly by the 2000 Trust, also by virtue of her status as one of the EPCO Trustees. Ms. Williams disclaims beneficial ownership of the Units beneficially owned by the EPCO Trustees, the DD LLC Trustees and the Estate except to the extent of her voting and dispositive interests in such Units.
     As set forth herein, pursuant to the DD LLC Trust Agreement, the DD LLC Trustees have shared voting and dispositive power over the 40,865,087 Units beneficially owned by DD LLC, representing approximately 4.9% of the outstanding Units. DD LLC is the sole member of DFI Holdings, which is the sole general partner of DFI GP Holdings, which owns directly 40,844,206 Common Units. DD LLC also owns our general partner, which owns directly 20,881 Units. Except as set forth in the DD LLC Trust Agreement, voting with respect to membership interests of DD LLC by the DD LLC Trustees is by majority vote. As set forth herein, the DD LLC Trustees and DD LLC have shared voting and dispositive power over the Common Units held by DD LLC.
     As set forth herein, the EPCO Trustees have shared voting and dispositive power over (i) the 270,692,830 Units beneficially owned by EPCO (including 4,520,431 Class B Units), (ii) the 6,314,632 Common Units owned directly by the 1998 Trust and (iii) the 8,926,887 Common Units owned directly by the 2000 Trust, representing approximately 34.2% of the outstanding Units. The Units beneficially owned by EPCO include: (i) 523,306 Common Units owned directly by EPCO; (ii) 136,772,875 Common Units owned directly by DFIDH; (iii) 125,657,467 Units (including 4,520,431 Class B Units) owned directly by DFI; and (iv) 7,739,182 Common Units owned directly by EPCO Holdings. EPCO Holdings is a wholly owned subsidiary of EPCO. DFI is a wholly owned subsidiary of EPCO Holdings. Except as set forth in the EPCO Trust Agreement, voting with respect to Class A Common Stock by the EPCO Trustees is by majority vote.
     As set forth herein, the Estate and the Executors collectively have beneficial ownership over 24,862,498 Common Units beneficially owned by the Estate, representing approximately 3.0% of the outstanding Common Units. The Common Units beneficially owned and voting and dispositive power related to these Common Units consists of (i) sole voting and dispositive power over the 2,609,783 Common Units owned directly by the Estate and (ii) shared voting and dispositive power over the (A) 7,011,196 Common Units owned directly by DD Securities, (B) the 6,314,632 Common Units owned directly by the 1998 Trust, and (C) the 8,926,887 Common Units owned directly by the 2000 Trust.
     DD LLC owns 100% of the membership interests in, and is the sole member of EPE GP, our sole general partner. DD LLC also owns 100% of the membership interests in, and a 4% limited partner interest in DFI GP Holdings.
     DFIDH holds directly 136,772,875 Common Units. DFIDG controls DFIDH with its 0.1% general partner interest in DFIDH. Therefore, DFIDG is the beneficial owner of the 136,772,875 Common Units held by DFIDH. DFIDH is an indirect wholly owned subsidiary of DFI. As set forth herein, DFIDG and DFIDH have shared voting and dispositive power over the 136,772,875 Common Units held directly by DFIDH.
     DFI holds directly 121,137,036 Common Units and 4,520,431 Class B Units, and thus beneficial ownership of an aggregate 125,657,467 Units. DFI also has an indirect beneficial ownership interest in the 136,772,875 Common Units owned by DFIDH. DFI is a wholly owned subsidiary of EPCO Holdings. As set forth herein, DFI (a wholly owned subsidiary of EPCO Holdings) has shared voting and dispositive power over the 121,137,036 Common Units and 4,520,431 Class B Units held directly by DFI, and the 136,772,875 Common Units owned directly by DFIDH, its indirect, wholly owned subsidiary.
     EPCO Holdings holds directly 7,739,182 Common Units. EPCO Holdings also has an indirect beneficial ownership interest in the 262,430,342 Units (including 4,520,431 Class B Units) beneficially owned by DFI. EPCO Holdings is a wholly owned subsidiary of EPCO/Fantome. As set forth herein, EPCO Holdings has shared voting and dispositive power over the 7,739,182 Common Units owned directly by it and the 262,430,342 Common Units beneficially owned by DFI (a wholly owned subsidiary of EPCO Holdings).
     EPCO/Fantome holds no Units directly, but EPCO/Fantome has an indirect beneficial ownership interest in the 270,169,524 Units (including 4,520,431 Class B Units) beneficially owned by EPCO Holdings. EPCO/Fantome is a wholly owned subsidiary of EPCO. As set forth herein, EPCO/Fantome has shared voting and dispositive power over the 270,169,524 Units (including 4,520,431 Class B Units) beneficially owned by EPCO Holdings (a wholly owned subsidiary of EPCO/Fantome).
     As set forth herein, EPCO directly owns 523,306 Units and has shared voting and dispositive power over the 270,169,524 Units (including 4,520,431 Class B Units) beneficially owned by EPCO/Fantome (a wholly owned subsidiary of EPCO).
     DFI GP Holdings holds directly 40,844,206 Common Units. DD LLC controls DFI GP Holdings with its indirect 1.0% general partner interest owned by DFI Holdings. DFI and DD LLC hold 95.0% and 4.0% limited partner interests, respectively, in DFI GP Holdings. As set forth herein, the DD LLC Trustees, DD LLC, DFI Holdings and DFI GP Holdings have shared voting and dispositive power over the 40,844,206 Common Units held by DFI GP Holdings.
     EPE GP holds directly 20,881 Common Units. DD LLC controls EPE GP. Although the Estate beneficially owns a 100% membership interest in DD LLC, it does not control either voting or dispositive power of the membership interests in DD LLC. Accordingly, each of the DD LLC Trustees, DD LLC and EPE GP have shared voting and dispositive power over and are the beneficial owners of the 20,881 Common Units held by EPE GP.
     DD Securities holds directly 7,011,196 Common Units. As set forth herein, DD Securities, the Estate and Ms. Williams have shared voting and dispositive power over the 7,011,196 Common Units held by DD Securities.
     The aforementioned ownership amounts of Common Units (including Class B Units) by the Reporting Persons are as of November 22, 2010, our most recent practicable date for this filing on Schedule 13D. The percentage ownership amounts are based on the 830,449,707 Common Units and 4,520,431 Class B units outstanding as of November 22, 2010 based on information provided by the Issuer.
     (c) Except as otherwise set forth herein or below, none of the Reporting Persons has effected any transactions in Units in the past 60 days.
     (d) No person other than as set forth in the response to this Item 5 has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the Common Units beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements; Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 of the Original Schedule 13D and the Duncan Trustee Schedule 13D are hereby amended and supplemented by adding the following thereto:
     The information set forth under Items 3, 4 and 5, and the agreements set forth as Exhibits 99.13, 99.14, 99.15 and 99.16, including any annexes, are incorporated by reference into this Item 6.
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Original Schedule 13D and the Duncan Trustee Schedule 13D are hereby amended and restated in their entirety as follows:

99.1	Sixth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of November 22, 2010 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by Enterprise on November 23, 2010).

99.2	Agreement of Limited Partnership of Enterprise Unit L.P. dated February 20, 2008 (incorporated by reference to Exhibit 10.1 to Form 8-K filed February 26, 2008).

99.3	First Amendment to Agreement of Limited Partnership of Enterprise Unit L.P. dated December 2, 2009 (incorporated by reference to Exhibit 10.4 to Form 8-K filed by Enterprise GP Holdings L.P. on December 8, 2009)

99.4	Agreement of Limited Partnership of EPCO Unit L.P. dated November 13, 2008 (incorporated by reference to Exhibit 10.5 to Form 8-K filed November 18, 2008)

99.5	First Amendment to Agreement of Limited Partnership of EPCO Unit L.P. dated December 2, 2009 (incorporated by reference to Exhibit 10.5 to Form 8-K filed by Enterprise GP Holdings L.P. on December 8, 2009).

99.6	Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndicate Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons).

99.7	Third Amended and Restated Credit Agreement dated as of August 24, 2007, among Enterprise GP Holdings L.P., the Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on August 30, 2007).

99.8	First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders party thereto, Citicorp North American, Inc. as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Enterprise GP Holdings L.P. on November 14, 2007).

99.9	Support Agreement dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise GP Holdings L.P., DD Securities LLC, DFI GP Holdings, L.P., Duncan Family Interests Inc., Duncan Family 2000 Trust and Dan L. Duncan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on June 29, 2009).

99.10	Common Unit Purchase Agreement, dated September 3, 2009, between Enterprise Products Partners L.P. and EPCO Holdings, Inc (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on September 4, 2009).

99.11	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub B LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.1 to Form 8-K filed by Enterprise on June 29, 2009).

99.12	Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub A LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Enterprise on June 29, 2009).

99.13	Agreement and Plan of Merger, dated as of September 3, 2010, by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise ETE LLC, Enterprise GP Holdings L.P. and EPE Holdings, LLC (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Enterprise on September 6, 2010).

99.14	Agreement and Plan of Merger, dated as of September 3, 2010, by and among Enterprise Products GP, LLC, Enterprise GP Holdings L.P. and EPE Holdings, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Enterprise on September 6, 2010).

99.15	Support Agreement, dated as of September 3, 2010, by and among Enterprise Products Partners L.P., DD Securities LLC, DFI GP Holdings, L.P. EPCO Holdings, Inc. Duncan Family Interests, Inc. Dan Duncan LLC and DFI Delaware Holdings L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on September 6, 2010).

99.16	Distribution Waiver Agreement, dated as of November 22, 2010, by and among Enterprise Products Partners L.P., EPCO Holdings, Inc. and the EPD Unitholder named therein (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Enterprise on November 22, 2010).

99.17	Joint Filing Agreement among the Reporting Persons dated May 18, 2010 (incorporated by reference to Exhibit 99.17 to the Schedule 13D filed by the Reporting Persons on May 18, 2010).

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2010	RANDA DUNCAN WILLIAMS
	By:	(1)

Dated: December 2, 2010	The DD LLC TRUSTEES pursuant to the Dan Duncan LLC Voting Trust Agreement The EPCO TRUSTEES pursuant to the EPCO, Inc. Voting Trust Agreement The ESTATE of DAN L. DUNCAN
	By:	(1)(2)(3)

Dated: December 2, 2010	ENTERPRISE PRODUCTS COMPANY

DAN DUNCAN LLC

DFI HOLDINGS, LLC
By:  DAN DUNCAN LLC, its sole member

DFI GP HOLDINGS, L.P.
By:  DFI HOLDINGS, LLC, its general partner
By:  DAN DUNCAN LLC, its sole member

ENTERPRISE PRODUCTS HOLDINGS LLC

By:  DAN DUNCAN LLC, its sole member

	By:	(3)

(1)	/s/ Randa Duncan Williams

Randa Duncan Williams, individually and in the capacities set forth below, as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement;
Trustee of the EPCO, Inc. Voting Trust Agreement; and
Independent Co-Executor of the Estate of Dan L. Duncan.

(2)	/s/ Ralph S. Cunningham

Dr. Ralph S. Cunningham, in the capacities set forth below as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement;
Trustee of the EPCO, Inc. Voting Trust Agreement; and
Independent Co-Executor of the Estate of Dan L. Duncan.
Enterprise Products Partners LP Schedule 13D Signature Page

(3)	/s/ Richard H. Bachmann

Richard H. Bachmann, in the capacities set forth below as applicable for the reporting persons noted above:
Trustee of the Dan Duncan LLC Voting Trust Agreement;
Trustee of the EPCO, Inc. Voting Trust Agreement;
Independent Co-Executor of the Estate of Dan L. Duncan;
President and Chief Executive Officer of Enterprise Products Company; and
Executive Vice President, Chief Legal Officer and Secretary of Dan Duncan LLC.

Dated: December 2, 2010	DFI DELAWARE GENERAL, LLC DFI DELAWARE HOLDINGS L.P. By: DFI Delaware General, LLC, its general partner DUNCAN FAMILY INTERESTS, INC.
	By:	/s/ Darryl E. Smith
Manager of DFI Delaware General, LLC
Treasurer of Duncan Family Interest, Inc.

Dated: December 2, 2010	EPCO HOLDINGS, INC EPCO/FANTOME, LLC DD SECURITIES LLC ENTERPRISE ETE LLC
	By:	/s/ W. Randall Fowler
President and Chief Executive Officer of EPCO Holdings, Inc.
President and Chief Executive Officer of EPCO/Fantome, LLC Executive Vice President, Chief Financial Officer and Treasurer of DD Securities LLC and Enterprise ETE LLC

Enterprise Products Partners LP Schedule 13D/A Signature Page

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS COMPANY
     Directors and Executive Officers of Enterprise Products Company (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO, Other Present Principal Occupation

Randa Duncan Williams	Chairman and Director;

Co-Chairman of EPCO Holdings, Inc, and Director of Enterprise Products Holdings LLC

Richard H. Bachmann	Chief Executive Officer, President, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary and Director of EPCO Holdings, Inc., Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC

Ralph S. Cunningham	Vice Chairman and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC; Chairman of Enterprise Products Holdings LLC

Michael A. Creel	Vice Chairman and Director;

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, Inc.; President, Chief Executive Officer and Director of Enterprise Products Holdings LLC

W. Randall Fowler	Vice Chairman, Chief Financial Officer and Director;

President, Chief Executive Officer and Director of EPCO Holdings, Inc.; Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC

Appendix A-1

Name	Position with EPCO, Other Present Principal Occupation

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of EPCO Holdings, Inc., and Executive Vice President of Enterprise Products Holdings LLC

Patricia A. Totten	Vice President, General Counsel and Secretary

Appendix A-2

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO/FANTOME, LLC
     Directors and Executive Officers of EPCO/Fantome, LLC (“Fantome”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of Fantome. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with Fantome; Other Present Principal Occupation

Randa Duncan Williams	Co-Chairman;

Chairman and Director of EPCO, Co-Chairman of EPCO Holdings, and Director of Enterprise Products Holdings LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director;

Chief Executive Officer, President, Chief Legal Officer, and Director of EPCO, Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings; Director of Enterprise Products Holdings LLC, Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

Vice Chairman and Director of EPCO, Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, Director, President and CEO of Enterprise Products Holdings LLC

W. Randall Fowler	President, Chief Executive Officer, and Director;

Vice Chairman, Chief Financial Officer and Director of EPCO, President, Chief Executive Officer and Director of EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC

Appendix A-3

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.
     Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings, Other Present Principal Occupation

Randa Duncan Williams	Co-Chairman;

Director of Enterprise Products Holdings LLC; Chairman and Director of EPCO;

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Director

Director of Enterprise Products Holdings LLC; Chief Executive Officer, President, Chief Legal Officer and Director of EPCO; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC;

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

Vice Chairman and Director of EPCO; President, Chief Executive Officer and Director of Enterprise Products Holdings LLC;

W. Randall Fowler	President, Chief Executive Officer and Director;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Vice Chairman, Chief Financial Officer and Director of EPCO;

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President of Enterprise Products Holdings LLC; Executive Vice President and Chief Operating Officer of EPCO.

Appendix A-4

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.
     Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI, Other Present Principal Occupation

Andrew T. Panaccione	Director;

President of CSC Entity Services, LLC

Kari L. Johnson	Secretary;

Director — Passive Investment Services of CSC Entity Services, LLC

Mary Stawikey	President and Director;

Vice President — Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director;

Vice President — Client Services of CSC Entity Services, LLC

Appendix A-5

INFORMATION CONCERNING THE MANAGERS
OF
DFI DELAWARE GENERAL, LLC
     Managers of DFI Delaware General, LLC (“DFIDG”). Set forth below is the name, current business address, citizenship, position with DFIDG and the present principal occupation or employment of each manager of DFIDG. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFIDG, Other Present Principal Occupation

Brian T. Harrison	Manager

VP — Client Services of CSC Entity Services, LLC

Kari L. Johnson	Manager

Director — Passive Investment Services of CSC Entity Services, LLC

Darryl E. Smith	Manager

VP — Client Services of CSC Entity Services, LLC

Appendix A-6

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC
     Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of EPCO Holdings; Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of DD Securities LLC; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO;

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of DD Securities LLC; Chairman of Enterprise Products Holdings LLC; Vice Chairman and Director of EPCO;

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of DD Securities LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Vice Chairman, Chief Financial Officer and Director of EPCO; President, Chief Executive Officer and Director of EPCO Holdings.

Appendix A-7

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
ENTERPRISE PRODUCTS HOLDINGS LLC
     Directors and Officers of Enterprise Products Holdings LLC (“EPE GP”). Set forth below is the name, current business address, citizenship, position with EPE GP and the present principal occupation or employment of each manager and executive officer of EPE GP. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPE GP; Other Present Principal Occupation

Randa Duncan Williams	Director;

Co-Chairman of EPCO Holdings, Inc.; Director and Chairman of EPCO;

Ralph S. Cunningham	Chairman Executive Vice President and Manager of DD LLC; Executive Vice President and Manager of DD Securities LLC; Vice Chairman and Director of EPCO;

Michael A. Creel	Director, President and Chief Executive Officer Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings; Director and Vice Chairman of EPCO;

Richard H. Bachmann	Director

Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC and DD Securities LLC; Director and Executive Vice President, Chief Legal Officer and Secretary of EPCO Holdings, Inc.; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO;

W. Randall Fowler	Executive Vice President and Chief Financial Officer;

Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC and DD Securities LLC; Vice Chairman, Chief Financial Officer and Director of EPCO, President, Chief Executive Officer and Director of EPCO Holdings, Inc.

Thurman Andress	Director

Charles E. McMahen	Director

Edwin E. Smith	Director

Charles M. Rampacek	Director

Rex C. Ross	Director

A. James Teague	Director, Executive Vice President and Chief Operating Officer;

William Ordemann	Executive Vice President

Executive Vice President of DEP Holdings, LLC; Executive Vice President and Chief Operating Officer of EPCO Holdings, Inc., and EPCO

Appendix A-8

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC
     Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of EPCO Holdings; Director of Enterprise Products Holdings LLC; Executive Vice President, Chief Legal Officer, Secretary and Manager of Dan Duncan LLC; President, Chief Executive Officer, Chief Legal Officer and Director of EPCO;

Ralph S. Cunningham	Executive Vice President and Manager;

Executive Vice President and Manager of Dan Duncan LLC; President and Chairman of Enterprise Products Holdings LLC; Vice Chairman and Director of EPCO;

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer, Treasurer and Manager of Dan Duncan LLC; Executive Vice President and Chief Financial Officer of Enterprise Products Holdings LLC; Vice Chairman, Chief Financial Officer and Director of EPCO and President, Chief Executive Officer and Director of EPCO Holdings;

Appendix A-9

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DFI HOLDINGS, LLC
     DFI Holdings, LLC, a Delaware limited liability company (“DFI Holdings”), has no separate officers and is managed by its sole member, Dan Duncan LLC. DFI Holdings is the general partner of DFI GP Holdings L.P. (“DFI GP Holdings”). DFI Holdings is a wholly owned subsidiary of DD LLC. DFI Holdings’ principal business purpose, as general partner of DFI GP Holdings, is to manage the business and operations of DFI GP Holdings. DFI Holdings’ principal business and office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

Appendix A-10